Filed by Fibria Celulose S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Fibria Celulose S.A. (Commission File No.: 001-15018)

SUZANO PAPEL E CELULOSE S.A.	FIBRIA CELULOSE S.A.

Publicly-Held Company with Authorized Capital CNPJ/MF No. 16.404.287/0001-55 NIRE 29.3.0001633-1 | CVM Code No. 13986	Publicly-Held Company CNPJ/MF No. 60.643.228/0001-21 NIRE 35.300.022.807 | CVM Code No.12793

MATERIAL FACT

São Paulo, September 13, 2018 - Suzano Papel e Celulose S.A (“Suzano”) (B3: SUZB5| NYSE:SUZBY) and Fibria Celulose S.A. (B3: FIBR3 | NYSE: FBR) (“Fibria” and collectively with Suzano, the “Companies”), in compliance with article 157, paragraph 4 of Law No. 6,404/1976, as amended (“Brazilian Corporation Law”), and Instruction No. 358, dated as of January 3, 2002 of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - “CVM”), as amended, and in addition to the information disclosed by the Companies in the Material Fact released on August 9th, 2018, hereby jointly inform its shareholders, the market in general and other interested parties that, on the date hereof, the Extraordinary Shareholders’ Meetings (“ESM”) of Suzano and Fibria approved all the matters related to the corporate reorganization for the combination of operations and shareholders bases of Suzano and of Fibria (“Transaction”).

As previously disclosed, the completion of the Transaction remains subject to the compliance with the conditions precedent, including the approval by the competition authorities in Brazil and abroad. The Companies will maintain the market and its shareholders informed of the implementation of each condition precedent.

Pursuant to the applicable law, the Transaction will not entitle Suzano’s shareholders to withdrawal rights since none of its stages qualify within the events set forth in articles 137 and 252, paragraph 2, of the Brazilian Corporation Law.

Notwithstanding, in accordance with articles 137 and 252, paragraph 2, of the Brazilian Corporation Law, if the Transaction is completed, the merger of Fibria’s shares into Eucalipto Holding S.A. will entitle the holders of shares issued by Fibria to the withdrawal right. The withdrawal right shall be assured to Fibria’s shareholders that uninterruptedly hold Fibria’s shares from the date of execution of the Protocol and Justification (July 26, 2018) until the Transaction Completion Date, and that did not vote favorably to the merger of Fibria’s shares, abstained or did not attend Fibria’s ESM, and that expressly

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state their intention to exercise the withdrawal right within a period of thirty (30) days counted as of the publication of the minutes of Fibria’s ESM which the Transaction. The amount to be paid as reimbursement to Fibria’s dissenting shareholders shall be equivalent to the shareholders’ equity value of Fibria’s share as of December 31, 2017, according to Fibria’s financial statements approved at the Annual Shareholders’ General Meeting dated as of April 27, 2018, which corresponds to twenty-six Reais and thirty-six cents (R$ 26.36) per share, without prejudice to the right to drawing up a special balance sheet.

Additional information will be disclosed, individually or jointly, to the market in a timely manner and in compliance with the applicable laws.

São Paulo, September 13, 2018.

SUZANO PAPEL E CELULOSE S.A. Marcelo Feriozzi Bacci Executive Finance and Investor Relations Officer	FIBRIA CELULOSE S.A. Guilherme Perboyre Cavalcanti Financial and Investor Relations Officer

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No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between Fibria Celulose S.A. (the “Company”) and Suzano Papel e Celulose S.A. (“Suzano”) (the “Proposed Transaction”), the Company and Suzano will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Suzano on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SUZANO AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be made available, free of charge, to U.S. shareholders of the Company on the Company’s website at http://www.fibria.com.br.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements.  These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.  For example, the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the shares of the Company or Suzano, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of the Company and Suzano to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors.  All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.fibria.com.br and on the SEC’s website at http://www.sec.gov.  The Company’s forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate.  The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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